October 12, 2005

Donna Di Silvio

Staff Accountant

Michel Moran

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Stop 3561

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

RE:       Elamex, S.A. de C.V. (the "Company")
10-K for the fiscal year ended December 31, 2004
10-Q for the quarterly period ended March 31, 2005

File No. 000-27992 (the "Comment Letter")

Dear Ms. Di Silvio:

Following is our response to your Comment Letter of August 10, 2005.  In order to facilitate your review, we have repeated each of your numbered comments in bold italics followed immediately by our response to that particular comment.

Form 10-K for the fiscal year ended December 31, 2004

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, Page 24

1.         We note the equity in losses of unconsolidated affiliates shown here as well as the net losses for Qualcore disclosed in Note 1.  Please tell us what consideration you gave to providing separate audited financial statements of subsidiaries not consolidated as set forth in Rule 3-09 of Regulation S-X. In your response, please show us how you determined the subsidiaries are not significant.

Response:

The Company confirms to the Staff that for the year ended December 31, 2004 the Company incorrectly used an income averaging technique to determine whether Qualcore met the significant subsidiary test under S-X Rule 3-09 Provided in Exhibit 1 are the revised income and investment tests. The Company acknowledges that based upon the revised income test, Qualcore was a significant subsidiary for the year ended December 31, 2004 at a level greater than 30% which required the inclusion of Qualcore' s audited financial statements for the year then ended and unaudited financial statements for the comparative periods.

The Company confirms that it will amend its filing on Form 10-K/A to provide separate audited financial statements as of and for the year ended December 31, 2004 subsequent to the resolution of question number three in this response letter assuming the Staff will concur with the Company’s accounting for the joint venture using the equity method of accounting.

Note 1. Organization and Basis of Presentation, Page 28

2.         Notwithstanding the above comment, please provide audited summarized information as to assets, liabilities and results of operations of Qualcore or tell us why the information is not required to be audited. Reference is made to APB 18 and Rule 4-08(g) of Regulation S-X.

Response:

The Company confirms that it will amend its filing on Form 10-K/A to provide audited summarized financial information as of and for the years ended December 31, 2004, 2003 and 2002 for Qualcore.

The Company will include the summarized audited financial information subsequent to the resolution of question number three in this letter assuming the Staff will concur with the Company’s accounting for the joint venture using the equity method of accounting.

3.         We note you have a 50.1 % investment in Qualcore that you account for under the equity method. We also note Qualcore is jointly managed by both you and GE do Mexico which owns the remaining interest in this joint venture company.  Please explain to us how you determined you do not have a controlling financial interest in Qualcore.  Include in your response the form of your 50.1 % interest and the pertinent factors you considered in determining the accounting for your interest under the equity method.

Response:

Pursuant to Financial Accounting Standards Board Statement 94 Consolidation of All Majority-Owned Subsidiaries, consolidation is appropriate when one entity has a controlling financial interest in another entity. The usual condition for a controlling financial interest is ownership of a majority voting interest; however, the minority owner may have some substantive participating rights that restricts the majority owner in its ability to control the investee's operations or assets, as described in Emerging Issues Task Force  96-16 Investors Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights ("EITF 96-16"), which would prohibit consolidation.

Qualcore is an S. de R.L. de C.V., which is a legal entity in Mexico which combines the aspects of a partnership and a corporation. Members of an S. de R.L. de C.V. are liable only to the extent of their capital contributions, but participatory interests are represented by shares which are not freely negotiable. The ownership structure of Qualcore, is as follows, taking into consideration that the total stated paid-in capital is $280,698,920.00 Mexican pesos, and each peso holding is equivalent to one vote. Elamex has $140,394,294.00 pesos, equivalent to 50.01% of the outstanding capital. GE Mexico ("GE") has $137,542,470.00 pesos, equivalent to 49% of the total outstanding capital. GE Internacional de Mexico has $2,762,156.00 pesos, equivalent to 0.99% of the total outstanding capital.

The Company has considered the following facts to determine that although it owns the majority voting interest in Qualcore, our minority joint venture partner has substantive participating rights as described in EITF 96-16 and as a consequence the Company exerts significant influence, but not control over Qualcore.  Accordingly, the Company accounts for this investment using the equity method of accounting.

The Company has considered the following facts in reaching the conclusion that GE has substantive participating rights in this joint venture and consequently, the joint venture is not controlled by us:

Effective July 2001, the By-Laws of Qualcore were amended to reduce the Board of Directors from seven members to four members, and to establish that the Board should be formed by two members appointed by Elamex and two members appointed by our joint venture partner, GE. The Chairman of the Board should be a Board member appointed by Elamex for even years, and a Board member appointed by GE for odd years. The Chairman of the Board holds the tie-breaking vote in the event of a deadlock.

The terms of the Qualcore shareholders agreement provide GE with substantive participating rights in operational decisions related to the Qualcore business. The agreement requires that significant transactions have the affirmative vote of the majority of the Board of Directors including, the affirmative vote of at least one member of the Board appointed by GE.

As stated in Section 2.04 of Shareholders Agreement between Elamex and GE the following operational decisions require GE board member approval:

a)     Approval of the annual business plan and budget

b)    Change in the purpose of the company;

c)     Capital expenditures in excess of $50,000.00 U.S. dollars or any leases in excess of $50,000.00 U.S. dollars annual cost;

d)    Settlement of material litigation, arbitration or mediation in excess of $100,000.00 U.S. dollars;

e)     Change of auditors or material changes in accounting policies;

f)      Incurrence of any debt, guarantees or other financial obligations in excess of $100,000.00 U.S. dollars or other trade payables in the ordinary course of business, collateralization agreements respecting receivables or other assets of the company and involving the incurrence of indebtedness in excess of $100,000.00 U.S. dollars;

g)     The entering into customer contracts worth in excess of $5 million U.S. dollars annually.

Note 10. Stockholders' Equity, page 38

4.         We note the issuance of common stock that may be redeemed at the option of the holder.  We also note that management believes the stock is permanent capital because from an economic standpoint, a stockholder would not exercise the option to redeem the stock.  Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity.  Redeemable stock may still be presented in the mezzanine for instruments not within the scope of SFAS 150. Please tell us what consideration you gave to Rule 5-02.28 and EITF D-98 or revise.  Further, please clarify if the carrying amount has not been adjusted to its redemption amount because it is not probable that the security will become redeemable; please expand your disclosure accordingly.

Response:

The rights of the shareholders to "put" the variable capital common shares to the Company, as disclosed at page 38 in Note 10, are granted under Mexican law and apply to all Mexican companies that issue variable shares under the legal form of a Sociedad Anonima de CapitalVariable or "S.A. de C.V." Only the holders of the variable shares have the “put” rights described in Note 10 to our consolidated financial statements.

It is the Company's understanding that the classification of variable capital common shares issued by S.A. de C.V.s in Mexico as stockholders' equity has previously been discussed with the Staff in connection with the registration, on Form F-1, of Mexican companies organized as an "S.A. de C.V." and that the Staff has a long standing position of not requiring variable capital to be reclassified outside of permanent capital for purposes of preparing the reconciliation to U.S. GAAP for these Mexican registrants.

The Company hereby acknowledges:

®         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

®         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

®         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or require additional information you may contact me at (915) 298-3071 or Dan Rabun of Baker & McKenzie LLP at (214) 978-3018.

Sincerely,

Sam L. Henry

Senior Vice-President and Chief Financial Officer

Exhibit 1

Conditions for Significant Subsidiary According to Rule 3-09 of Regulation S-X:

The following summarizes the revised computations to determine if Qualcore meets the conditions required to define a significant subsidiary.

1)     The registrant's and its other subsidiaries' investments in and advances to the subsidiary exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

(In Thousands of U.S. Dollars)
Registrant's total assets as of December 31, 2004	54,250
Excess of loss in investment and loans to unconsolidated joint venture	-
Qualcore’s investment as percentage of Registrant's total assets	0%

2)     The registrant's and its other subsidiaries' proportionate share of the total assets (after inter-company eliminations) of the subsidiary exceeds 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

Not applicable for this case

3)     The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

Computational note: For purposes of making the prescribed income test the following guidance should be applied:

1.     When a loss has been incurred by either the parent and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary should be excluded from the income of the registrant and its subsidiaries consolidated for purposes of the computation.

This is not applicable as both entities had losses in fiscal 2004.

2.     If income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income.

This is not applicable as both entities had losses in  fiscal 2004.

3.     Where the test involves combined entities, as in the case of determining whether summarized financial data should be presented, entities reporting losses shall not be aggregated with entities reporting income.

This is not applicable as the test does not involve combined entities.

(In Thousands of U.S. Dollars)
Loss before income taxes, equity in losses of unconsolidated joint venture and cumulative effect of change in accounting principle	$ (2,366)
Equity in losses of unconsolidated affiliates, net of tax	(1,408)

Registrant's loss before income taxes and cumulative effect of change in accounting principle for the year ended December 31, 2004	$ (3,774)

Qualcore loss before income taxes and cumulative effect of change in accounting principle for the year ended December 31, 2004	(2,650)
50.01% of loss	(1,325)

Qualcore’s loss as a Percentage of Registrant’s loss	35.1%